UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No.2)

Waterdrop Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$ 0.000005 per share

(Title of Class of Securities)

94132V105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94132V105

1.	Names of Reporting Persons Gaorong Technology Consulting Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 78,820,043 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 78,820,043 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,820,043 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒(3)
11.	Percent of Class Represented by Amount in Row (9) 2.61% of Class A ordinary shares (or 2.06% of the total ordinary shares) (4)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by Gaorong Technology Consulting Limited (“Gaorong Technology”), Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) (“Suzhou Gaorong”), Xizang Gaorong Capital Management Co., Ltd. (“Xizang Gaorong”), Beijing Gaorong Capital Management Consulting Co., Ltd (“Beijing Gaorong”), Gaorong Group Holdings Limited (“Gaorong Holdings”), Banyan Partners Fund III, L.P. (“Banyan Fund III”), Banyan Partners Fund III-A, L.P. (“Banyan Fund III-A”) and Banyan Partners III Ltd. (“Banyan III GP”, collectively with Gaorong Technology, Suzhou Gaorong, Xizang Gaorong, Beijing Gaorong, Gaorong Holdings, Banyan Fund III, Banyan Fund III-A, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents 78,820,043 Class A ordinary shares directly held by Gaorong Technology. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology. Gaorong Holdings directly holds 57,368,488 Class A ordinary shares. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III directly holds 22,438,823 Class A ordinary shares and Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings.
(3)	Gaorong Technology disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Holdings, Banyan Fund III and Banyan Fund III-A.
(4)	Calculation is based on 3,817,020,710 ordinary shares issued and outstanding as of March 31, 2023, consisting of 3,015,115,731 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2023 (the “Issuer’s 20-F Filing”). Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Gaorong Technology represent approximately 0.77% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 94132V105

1.	Names of Reporting Persons Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 78,820,043 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 78,820,043 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,820,043 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒(3)
11.	Percent of Class Represented by Amount in Row (9) 2.61% of Class A ordinary shares (or 2.06% of the total ordinary shares) (4)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents 78,820,043 Class A ordinary shares directly held by Gaorong Technology. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology. Gaorong Holdings directly holds 57,368,488 Class A ordinary shares. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III directly holds 22,438,823 Class A ordinary shares and Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings.
(3)	Suzhou Gaorong disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Holdings, Banyan Fund III and Banyan Fund III-A.
(4)	Calculation is based on 3,817,020,710 ordinary shares issued and outstanding as of March 31, 2023, consisting of 3,015,115,731 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer’s20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Suzhou Gaorong represent approximately 0.77% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 94132V105

1.	Names of Reporting Persons Xizang Gaorong Capital Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 78,820,043 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 78,820,043 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,820,043 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒(3)
11.	Percent of Class Represented by Amount in Row (9) 2.61% of Class A ordinary shares (or 2.06% of the total ordinary shares) (4)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents 78,820,043 Class A ordinary shares directly held by Gaorong Technology. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology. Gaorong Holdings directly holds 57,368,488 Class A ordinary shares. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III directly holds 22,438,823 Class A ordinary shares and Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings.
(3)	Xizang Gaorong disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Holdings, Banyan Fund III and Banyan Fund III-A.
(4)	Calculation is based on 3,817,020,710 ordinary shares issued and outstanding as of March 31, 2023, consisting of 3,015,115,731 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Xizang Gaorong represent approximately 0.77% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 94132V105

1.	Names of Reporting Persons Beijing Gaorong Capital Management Consulting Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 78,820,043 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 78,820,043 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,820,043 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒(3)
11.	Percent of Class Represented by Amount in Row (9) 2.61% of Class A ordinary shares (or 2.06% of the total ordinary shares) (4)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents 78,820,043 Class A ordinary shares directly held by Gaorong Technology. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology. Gaorong Holdings directly holds 57,368,488 Class A ordinary shares. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III directly holds 22,438,823 Class A ordinary shares and Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings.
(3)	Beijing Gaorong disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Holdings, Banyan Fund III and Banyan Fund III-A.
(4)	Calculation is based on 3,817,020,710 ordinary shares issued and outstanding as of March 31, 2023, consisting of 3,015,115,731 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Beijing Gaorong represent approximately 0.77% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 94132V105

1.	Names of Reporting Persons Gaorong Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 57,368,488 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 57,368,488 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,368,488 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒(3)
11.	Percent of Class Represented by Amount in Row (9) 1.90% of Class A ordinary shares (or 1.50% of the total ordinary shares) (4)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents 57,368,488 Class A ordinary shares directly held by Gaorong Holdings. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III directly holds 22,438,823 Class A ordinary shares and Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings. Gaorong Technology directly holds 78,820,043 Class A ordinary shares. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology.
(3)	Gaorong Holdings disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Technology, Banyan Fund III and Banyan Fund III-A.
(4)	Calculation is based on 3,817,020,710 ordinary shares issued and outstanding, consisting of 3,015,115,731 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Gaorong Holdings represent approximately 0.56% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 94132V105

1.	Names of Reporting Persons Banyan Partners Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 79,807,311 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 79,807,311 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,807,311 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)
11.	Percent of Class Represented by Amount in Row (9) 2.65% of Class A ordinary shares (or 2.09% of the total ordinary shares) (4)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 57,368,488 Class A ordinary shares directly held by Gaorong Holdings and (ii) 22,438,823 Class A ordinary shares directly held by Banyan Fund III. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings. Gaorong Technology directly holds 78,820,043 Class A ordinary shares. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology.
(3)	Banyan Fund III disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Technology and Banyan Fund III-A.
(4)	Calculation is based on 3,817,020,710 ordinary shares issued and outstanding as of March 31, 2023, consisting of 3,015,115,731 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Banyan Fund III represent approximately 0.78% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 94132V105

1.	Names of Reporting Persons Banyan Partners Fund III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,435,546 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,435,546 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,435,546 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)
11.	Percent of Class Represented by Amount in Row (9) 0.05% of Class A ordinary shares (or 0.04% of the total ordinary shares) (4)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents 1,435,546 Class A ordinary shares directly held by Banyan Fund III-A. Banyan Fund III directly holds 22,438,823 Class A ordinary shares. Gaorong Holdings directly holds 57,368,488 Class A ordinary shares. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings. Gaorong Technology directly holds 78,820,043 Class A ordinary shares. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology.

(3)        Banyan Fund III-A disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Technology, Gaorong Holdings and Banyan Fund III.

(4)	Calculation is based on 3,817,020,710 ordinary shares issued and outstanding as of March 31, 2023, consisting of 3,015,115,731 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Banyan Fund III-A represent approximately 0.01% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 94132V105

1.	Names of Reporting Persons Banyan Partners III Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 81,242,857 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 81,242,857 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,242,857 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒(3)
11.	Percent of Class Represented by Amount in Row (9) 2.69% of Class A ordinary shares (or 2.13% of the total ordinary shares) (4)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 57,368,488 Class A ordinary shares directly held by Gaorong Holdings, (ii) 22,438,823 Class A ordinary shares directly held by Banyan Fund III, and (iii) 1,435,546 Class A ordinary shares directly held by Banyan Fund III-A. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings. Gaorong Technology directly holds 78,820,043 Class A ordinary shares. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology.
(3)	Banyan III GP disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Technology.
(4)	Calculation is based on 3,817,020,710 ordinary shares issued and outstanding as of March 31, 2023, consisting of 3,015,115,731 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Banyan III GP represent approximately 0.79% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 94132V105

Item 1.
(a)	Name of Issuer Waterdrop Inc.
(b)	Address of Issuer’s Principal Executive Offices Block C, Wangjing Science and Technology Park No. 2 Lize Zhonger Road Chaoyang District, Beijing 100102 People’s Republic of China
Item 2.
(a)

Name of Person Filing

Gaorong Technology Consulting Limited (“Gaorong Technology”)

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) (“Suzhou Gaorong”)

Xizang Gaorong Capital Management Co., Ltd. (“Xizang Gaorong”)

Beijing Gaorong Capital Management Consulting Co., Ltd. (“Beijing Gaorong”)

Gaorong Group Holdings Limited (“Gaorong Holdings”)

Banyan Partners Fund III, L.P. (“Banyan Fund III”)

Banyan Partners Fund III-A, L.P. (“Banyan Fund III-A”)

Banyan Partners III Ltd. (“Banyan III GP”)

(b)

Address of Principal Business Office or, if none, Residence

The address of each of Gaorong Technology Consulting Limited and Gaorong Group Holdings Limited is:

OMC Chambers

Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

The address of Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) is:

Unit 01, 33/F, Yuanrong Centre

Xingzuo Commercial Plaza, Building 1

269 Wangdun Road

Suzhou Industrial Park

Wuzhong District, Suzhou

Jiangsu Province

People’s Republic of China

The address of Xizang Gaorong Capital Management Co., Ltd. is:

2-14-10C, Chuangye Jidi Mansion

Dazi County Industrial Park

Lhasa City, Tibet Autonomous Region

People’s Republic of China

The address of Beijing Gaorong Capital Management Consulting Co., Ltd. is:

503, 4/F, Building 1

6 Danling Street

Haidian District, Beijing

People’s Republic of China

The address of each of Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and Banyan Partners III Ltd. is:

c/o Walkers Corporate Limited

190 Elgin Avenue

George Town

Grand Cayman, KY1-9008

Cayman Islands

(c)

Citizenship

Gaorong Technology Consulting Limited: British Virgin Islands

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership): People’s Republic of China

Xizang Gaorong Capital Management Co., Ltd.: People’s Republic of China

Beijing Gaorong Capital Management Consulting Co., Ltd.: People’s Republic of China

Gaorong Group Holdings Limited: British Virgin Islands

Banyan Partners Fund III, L.P.: Cayman Islands

Banyan Partners Fund III-A, L.P.: Cayman Islands

Banyan Partners III Ltd.: Cayman Islands

(d)	Title of Class of Securities Class A Ordinary Shares, par value US$ 0.000005 per share
(e)	CUSIP Number 94132V105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023:

Reporting Persons	Ordinary Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class A Ordinary Shares(1)(5)	Percentage of Total Ordinary Shares (1)(5)	Percentage of the Aggregate Voting Power(1)(5)
Gaorong Technology Consulting Limited	78,820,043	78,820,043	78,820,043	78,820,043	2.61%	2.06%	0.77%
Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership)(2)	0	78,820,043	78,820,043	78,820,043	2.61%	2.06%	0.77%
Xizang Gaorong Capital Management Co., Ltd.(2)	0	78,820,043	78,820,043	78,820,043	2.61%	2.06%	0.77%
Beijing Gaorong Capital Management Consulting Co., Ltd.(2)	0	78,820,043	78,820,043	78,820,043	2.61%	2.06%	0.77%
Gaorong Group Holdings Limited	57,368,488	57,368,488	57,368,488	57,368,488	1.90%	1.50%	0.56%
Banyan Partners Fund III, L.P.(3)	22,438,823	79,807,311	79,807,311	79,807,311	2.65%	2.09%	0.78%
Banyan Partners Fund III-A, L.P.	1,435,546	1,435,546	1,435,546	1,435,546	0.05%	0.04%	0.01%
Banyan Partners III Ltd.(4)	0	81,242,857	81,242,857	81,242,857	2.69%	2.13%	0.79%
(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2023.

(2)	Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology.

(3)	Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings.

(4)	Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings.

(5)	The Reporting Persons in the aggregate beneficially own 5.31% of the outstanding Class A ordinary shares, 4.19% of the total outstanding ordinary shares and 1.56% of the aggregate voting power. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. In addition, Gaorong Technology disclaims beneficial ownership over the shares reported herein directly held by Gaorong Holdings, Banyan Fund III and Banyan Fund III-A; Gaorong Holdings disclaims beneficial ownership over the shares reported herein directly held by Gaorong Technology, Banyan Fund III and Banyan Fund III-A; Banyan Fund III disclaims beneficial ownership over the shares reported herein directly held by Gaorong Technology and Banyan Fund III-A; and Banyan Fund III-A disclaims beneficial ownership over the shares reported herein directly held by Gaorong Technology, Gaorong Holdings and Banyan Fund III. Each of the Reporting Persons may be deemed to beneficially own the percentage of Class A ordinary shares listed above which is calculated based on 3,817,020,710 outstanding Class A ordinary shares as reported in the Issuer’s 20-F Filing. Each of the Reporting Persons may be deemed to beneficially own the percentage of the total ordinary shares listed above which is calculated based on 3,015,115,731 outstanding Class A ordinary shares and 801,904,979 outstanding Class B ordinary shares as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes. Accordingly, and based on the foregoing, each of the Reporting Persons may be deemed to beneficially own the percentage of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer listed above. Each ordinary share (Class A ordinary share or Class B ordinary share) has a par value of US$0.000005.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Exhibits:

Exhibit I:	Joint Filing Agreement by and among Gaorong Technology Consulting Limited, Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership), Xizang Gaorong Capital Management Co., Ltd., Beijing Gaorong Capital Management Consulting Co., Ltd., Gaorong Group Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., and Banyan Partners III Ltd (incorporated by reference to Exhibit I to the Schedule 13G filed with the U.S. Securities and Exchange Commission by the Reporting Persons on February 11, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Gaorong Technology Consulting Limited

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership)

By:	Xizang Gaorong Capital Management Co., Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Xizang Gaorong Capital Management Co., Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Beijing Gaorong Capital Management Consulting Co., Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Gaorong Group Holdings Limited

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Banyan Partners Fund III, L.P.

By:	Banyan Partners III Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Banyan Partners Fund III-A, L.P.

By:	Banyan Partners III Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Banyan Partners III Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory